

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

January 19, 2018

<u>Via E-mail</u>
Harold Hofer
President and Chief Executive Officer
RW Holdings NNN REIT, Inc.
3090 Bristol Street, Suite 550
Costa Mesa, CA 92626

>   **Re: RW Holdings NNN REIT, Inc.**
>   **Post-Effective Amendment to Form S-11**
>   **Filed December 29, 2017**
>   **File No. 333-205684**

Dear Mr. Hofer:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Compensation, page 56</u>

1.   We note your disclosure in this table regarding the reimbursements and fees paid or incurred through September 30, 2017. Please revise to provide a separate tabular presentation of each reimbursement and fee paid to the Sponsor during both the last full fiscal year and the current year to date. Please distinguish between amounts paid and amounts incurred.

<u>Existing Properties and Investments, page 73</u>

2.   We note your revised disclosure that you intend to inform investors of new properties and investments by providing periodic updates on your website "and/or by disclosing any such acquisitions or investments in a supplement to this prospectus." Please confirm that you will file a prospectus supplement describing each property not identified in the

prospectus at such time as there arises a reasonable probability that such property will be acquired, consistent with the 20.D undertakings discussed in Industry Guide 5 and included in Part II of your registration statement.

3.   Please revise your disclosure in this section to disclose the average occupancy rate of properties in your portfolio, as well as individual occupancy rates for any property whose book value represents 10% or more of your total assets or whose gross revenues for the last fiscal year represented 10% or more of your aggregate gross revenues. Refer to Items 14 and 15 of Form S-11.

Prior Performance, page 85

4.   Please revise your disclosure in this section, including in Tables I and III, to include all required disclosures for Firewheel, or advise us why it is appropriate to exclude such information from the prior performance tables.

Description of Shares

Distributions, page 115

5.   Please revise your tabular disclosure in this section to clarify the amount of each quarterly distribution that was paid from waivers and deferrals of Advisor Asset Management Fees and offering proceeds. Please also distinguish the portion of such fees that were waived versus deferred by your Advisor.

Supplemental Sales Material, page 130

6.   Please tell us whether you are using sales material in connection with this offering.

Incorporation of Certain Information by Reference, page 132

7.   Please revise to include references to the Forms 8-K filed subsequent to the filing date of this post-effective amendment.

Prospectus Supplement filed January 19, 2018

8.   We note that you announced your estimated net asset value per share as of December 31, 2017, on January 19, 2018 in a prospectus supplement. Please revise this registration statement to include this disclosure and to reflect the new offering price.

9.   We note that page 3 of the prospectus supplement discusses the income capitalization approach used by Cushman & Wakefield. Please revise to disclose the material assumptions used and to provide a quantitative illustration of the sensitivity of the material assumptions.

10.   We note that page 4 of the prospectus supplement includes the estimated value of your investment in Rich Uncles Real Estate Investment Trust 1. Please revise to describe how you valued this investment and to identify any limitations of such valuation.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    Please contact Sara von Althann, Staff Attorney, at (202) 551-3207 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc: Shelly A. Heyduk, Esq.
      O'Melveny & Myers LLP